Exhibit 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
THE TRAVELERS COMPANIES, INC.

ARTICLE I

The name of the corporation (the “Corporation”) is The Travelers Companies, Inc.

ARTICLE II

The address of the registered office of the Corporation is 385 Washington Street, St. Paul, Minnesota 55102.

ARTICLE III

The aggregate number of shares that the Corporation has authority to issue is one billion seven hundred fifty-five million shares, which shall consist of (1) five million undesignated shares (the “Undesignated Shares”); (2) one billion seven hundred forty-five million shares of voting common stock; and (3) five million preferred shares (the “Preferred Shares”). All shares of voting common stock shall have equal rights and preferences. The board of directors of the Corporation (the “Board of Directors” or “Board”) is authorized to establish, from the Undesignated Shares, one or more classes and series of shares, to designate each such class and series and to fix the relative rights and preferences of each such class and series, provided that in no event shall the Board of Directors fix a preference with respect to a distribution in liquidation in excess of $100 per share plus accrued and unpaid dividends, if any.  The Board is authorized to establish, from the Preferred Shares, one or more classes and series of preferred shares, to designate each such class and series and to fix the relative rights and preferences of each such class and series without any restrictions.  No shares shall confer on the holder any right to cumulate votes in the election of Directors.  All shareholders are denied preemptive rights, unless, with respect to some or all of the Undesignated Shares or Preferred Shares, the Board of Directors shall grant preemptive rights.  The Corporation may, without any new or additional consideration, issue shares of voting common stock or any other class or series pro rata to the holders of the same or one or more other classes or series of shares.

ARTICLE IV

Commencing on January 1, 2006, an action, other than an action requiring shareholder approval, required or permitted to be taken at a Board meeting may be taken by written action signed, or consented to by authenticated electronic communication, by the number of Directors that would be required to act in taking the same action at a meeting of the Board at which all Directors were present.

ARTICLE V

A Director of the Corporation shall have no personal liability to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director, to the full extent such immunity is permitted from time to time under the Minnesota Business Corporation Act.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

ARTICLE VI

Effective immediately at the date and time at which these Amended and Restated Articles of Incorporation become effective (the “Effective Time”), the Board of Directors shall consist of 23 Directors.  Subject to the provisions of this Article VI, the number of Directors may be fixed by resolution of the Board of Directors from time to time, but in no event shall the number of Directors exceed 23.

During the period beginning at the Effective Time and ending on January 1, 2006 (the “Specified Period”), the following actions of the Board of Directors must be approved by at least two-thirds of the entire Board of Directors:

(a)                 removal of, or failure to re-elect (if such person is willing to serve), the individual holding the office of Chairman of the Board or Chief Executive Officer as of the Effective Time or any modification to either of their respective duties, authority or reporting relationships;

(b)                 any change in the size or chairmanship of the Board or any committee of the Board, in the responsibilities of, or the authority delegated to, any committee of the Board, or in the ratio of the number of Travelers Directors (as defined below) on the Board or any committee of the Board to the number of St. Paul Directors (as defined below) on the Board or any committee of the Board;

(c)                  any (i) statutory share exchange or merger of the Corporation or any of its subsidiaries with, into or involving a company that is larger than the Corporation (based upon any of market capitalization, revenues, or total assets at the time of Board action), (ii) sale of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole or (iii) dissolution or liquidation of the Corporation;

(d)                 any change in the location of the principal executive offices of the Corporation; or

(e)                  the approval of any amendment of Article IV of these Amended and Restated Articles of Incorporation, this Article VI or Article V of the bylaws of the Corporation for submission to the shareholders of the Corporation or the approval by the Board of Directors of an amendment to Article V of the bylaws of the Corporation.

In addition, during the Specified Period, the following actions must be approved by at least two-thirds of the entire Governance Committee of the Board of Directors:

(a)          any nomination by the Governance Committee of individuals (i) for election to the Board of Directors by the shareholders of the Corporation or (ii) to fill newly created positions on the Board of Directors; or

(b)          any recommendation by the Governance Committee to change (i) the size or chairmanship of the Board or any committee of the Board, (ii) the responsibilities of, or the authority delegated to, any committee of the Board, or (iii) the ratio of the number of Travelers Directors to the number of St. Paul Directors on the Board or any committee of the Board.

For purposes hereof:

“St. Paul Directors” means (i) those eleven Directors designated by the Corporation to serve as members of the Board as of the Effective Time pursuant to a contractual right of the Corporation to designate such Directors and (ii) any Replacement St. Paul Director.

“Replacement St. Paul Director” means a Director designated pursuant to Article V of the bylaws of the Corporation by the St. Paul Directors who are members of the Governance Committee of the Board of Directors of the Corporation (i) to fill a vacancy on the Board or (ii) to be nominated for election to the Board by the shareholders of the Corporation.

“Travelers Directors” means (i) those twelve Directors designated by Travelers Property Casualty Corp., a Connecticut corporation, to serve as members of the Board as of the Effective Time pursuant to a contractual right of Travelers Property Casualty Corp. to designate such Directors and (ii) any Replacement Travelers Director.

“Replacement Travelers Director” means a Director designated pursuant to Article V of the bylaws of the Corporation by the Travelers Directors who are members of the Governance Committee of the Board of Directors of the Corporation (i) to fill a vacancy on the Board or (ii) to be nominated for election to the Board by the shareholders of the Corporation.

ARTICLE VII

Subject to the rights, if any, of the holders of one or more classes or series of preferred or preference stock issued by the Corporation, voting separately by class or series to elect Directors in accordance with the terms of such preferred or preference stock, each Director shall be elected at a meeting of shareholders by the vote of the majority of the votes cast with respect to the Director, provided that Directors shall be elected by a plurality of the votes present and entitled to vote on the election of Directors at any such meeting for which the number of nominees (other than nominees withdrawn on or prior to the day preceding the date the Corporation first mails its notice for such meeting to the shareholders) exceeds the number of Directors to be elected.  For purposes of Article VII, action at a meeting shall mean action at a meeting which satisfies the notice and quorum requirements imposed by the bylaws of the Corporation, except as otherwise provided by law, and a majority of the votes cast means that the votes entitled to be cast by the holders of all then outstanding shares of voting stock of the Corporation that are voted “for” a Director must exceed the votes entitled to be cast by the holders of all then outstanding shares of voting stock of the Corporation that are voted “against” that Director.

The foregoing restatement has been adopted pursuant to Chapter 302A of the Minnesota Statutes.